Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 1st quarter of 2018

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 1st quarter of 2018, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, May 1, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

1Q18 Institutional Presentation Institutional Information Itaú Unibanco Holding S.A.

1Q18 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (previously presented on a specific line). Itaú Unibanco Holding S.A. page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of May 01, 2018

1 Our Profile

Itaú Unibanco at a Glance

Leading position in Brazil

- US$100.4 billion market cap [1]
- 99,618 employees in Brazil and abroad
- 4,976 branches and CSBs in Brazil and abroad
- 47,086 ATMs in Brazil and abroad
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General[2] with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

Global Footprint of Brazil's Top Private Sector Bank | as of March 31, 2018



(1) As of March 31 2018. Source: Economatica. (2) Controladoria-Geral da União (CGU).

Financial Highlights and Ratios

As of and for the quarter ended March 2018

Highlights

Total Assets	BRL 1,524 Bln
Total Loans [1]	BRL 601.1 Bln
Stockholders' Equity	BRL 118.5 Bln
Recurring Net Income 2017 [2] [*]	BRL 24.9 Bln
Recurring Net Income 1Q18 [3]	BRL 6.4 Bln
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody´s: Ba3 Fitch: BB S&P: BB-

Financial Ratios

Recurring ROE 2017 [4] [*]	21.8%
Recurring ROE 1Q18 [5]	22.2%
Efficiency Ratio 2017 [6] [*]	46.4%
Efficiency Ratio 1Q18 [6]	45.9%
Liquidity Coverage Ratio	173%
Common Equity Tier I	14.5%

(*) Includes the consolidation of Citibank in the 4Q17.
(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q17 MD&A – Executive Summary.
(3) Represents Net Income adjusted for certain non recurring events described in the 1Q18 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculaned using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 1Q18 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides in this presentation for criteria.

Itaú Unibanco Holding S.A.

page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure Maximize shareholder returns, aiming at firm-wide growth We aspire to be the preferred bank for top talents at every level Attract and retain committed professionals with high ethical standards and strong organizational pride Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets Itaú Unibanco Holding S.A. page 7

OurWay 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. Itaú Unibanco Holding S.A. page 8

Medium and Long-Term Strategic Agenda CORPORATE GOVERNANCE AND SUSTAINABILITY PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests. We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society. TRANSFORMATION CONTINUOUS IMPROVEMENT Client Centricity to embrace this concept to the fullest in order to always develop products and a “service culture” focused on client satisfaction and long-term relationships. Digital to speed up our digital transformation process to increase the productivity of IT area and spread a digital mindset throughout the bank to improve efficiency, user experience and client satisfaction. People Management to improve our incentive model and evaluation tools to contemplate the new dynamics of cooperative work, making them effective to fairly assess individual deliveries within cross-functional teams. Risk Management to endeavor our efforts to fully comply with the Risk Appetite guidelines. Managing risks is the essence of our activity and a responsibility of all employees. Internationalization moving forward in the internationalization process does not necessarily mean to take activities to new countries, but to reach, in the countries we are present in, the same management quality and results we have in Brazil. Sustainable Profitability to continuously increase the efficiency of our operations, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity. Itaú Unibanco Holding S.A. page 9

Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation. We want to be recognized as: The Latin American Bank CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai CIB NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking Cayman, Bahamas, Miami CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama CIB / Institutional Clients Mexico Itaú Unibanco Holding S.A. page 10

A History of Successful Strategic Deals 1 Foundation of Banco Itaú Casa Moreira Salles Banco del Buen Ayre BEG Alliance with: Unibanco Itaú Acquisition of the remaining 50% of: Uruguay 1924 1944 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 Acquisition of the minority interest of: Banco Itaú BMG Consignado Retail – Brazil Acquisition of the minority interest of: 2 (1) Includesmergers, acquisitions, joint-ventures and partnerships. (2) Pending Regulators approval. Itaú Unibanco Holding S.A. page 11

2 Corporate Governance

Corporate Governance at Itaú Unibanco Strengths of our structure Family ownership ensuring a long-term view • Professional management team Broad shareholder base (52.82% of our shares in free float) • Strong corporate governance Itaú Unibanco Holding S.A. 63.26% ON 16.97% PN 34.45% Total 36.74% ON 83.03% PN 65.55% Total 51.71% ON 26.35% Total 50.00% ON 33.47% Total 100,00% Total 39.21% ON 0.004% PN 19.98% Total 7.81% ON 99.57% PN 52.82% Total Non Voting Shares Free Float Foreigners in NYSE Foreigners in B3 Brazilian investors in B3 50.00% ON 100.00% PN 66.53% Total Free Float* Egydio de Souza Aranha Family Cia. E. Johnston de Participações Moreira Salles Family Itaúsa IUPAR Free Float* 29% 38% 33% 3.2 bn (number of shares) Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares. Itaú Unibanco Holding S.A. page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Executive Committee Família Salles Itaú Unibanco Board of Directors IUPAR Itaú Unibanco Participações) Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Committee performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Alignment and union among shareholders; Group´s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Family control with a strategic long-term vision Professional management Establishment of operational parameters Value creation Implementation of strategy and day-to-day management Itaú Unibanco Holding S.A. page 14

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co- Chairman
Roberto Egydio Setubal

Directors

Alfredo Egydio Setubal
Amos Genish [1]
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa [1]
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher

General Directors

Wholesale
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

Retail
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

Executive Vice Presidents

IT and Operations
- IT
- Operations
- Procurement

Risks and Finance
- Risks
- Finance

Legal and Human Resources
- Legal and Internal
- Ombudsman
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing
- Sustainability

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15

Risk Management Structure Audit Committee Gustavo Loyola 1 Capital and Risk Management Committee Pedro Bodin 1 3rd line of defense Independent review of the activities developed by the institution. Board of Directors Pedro Moreira Salles Roberto Egydio Setubal Internal Audit Paulo Miron Itaú Unibanco Holding President and CEO Candido Bracher Executive Finance and Market Risk Control Office Investor Relations Office Operational Risk and Compliance Executive Office Credit Risk and Modeling Office 1st line of defense Manages risks originated by these offices; its role is to: Identify Assess Control Report 2nd line of defense Ensures that risks are managed according to: Risk appetite Policies Procedures General Wholesale Office Eduardo Vassimon General Retail Office Marcio Schettini Legal, Institutional and Personnel Dept. Claudia Politanski Technology and Operations Department André Sapoznik Risk and Finance Control and Management Department Caio David (1) Independent Director. Itaú Unibanco Holding S.A. page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Board of Directors Fiscal Council Personnel Committee Related Parties Committee Nomination and Corporate Governance Committee Risk and Capital Management Committee Strategy Committee Compensation Committee International Advisory Board Audit Committee Digital Advisory Board Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee Itaú Unibanco Holding S.A. page 17

Credit Risk Policies Hierarchy Board of Directors and Capital and Risk Management Committee Executive Committee General Office and Risk Dept. Defines and monitors Risk Appetite; Approval of policies, strategies and definition of minimum expected return on capital; Improvement of Risk Culture. Defines a Global Policy; Approves policies having the most significant impact on EC1 ; Monitors Portfolio and Risk Appetite; Credit Strategy. Defines and approves policies having the less significant impact on EC1 . (1) EC = Economic Capital. Itaú Unibanco Holding S.A. page 18

Risk Appetite Defined by the Board of Directors Principles Statement Dimensions Sustainability and customer satisfaction; Risk pricing; Operational excellence; Diversification; Risk Culture; Ethics and regulatory compliance. Optimization of capital allocation; Low volatility in results; Regional focus; Alignment with “Our Way”; Diversification of businesses. Reputation; Liquidity; Capitalization; Operational Risk; Breakdown of results; Credit. Credit Metrics Concentration by countries Concentration by industry Highest credit VaR 1 Highest exposures Concentration by segments Exposure by ratings Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. Itaú Unibanco Holding S.A. page 19

Risk Appetite (as approved by the Board of Directors) The Risk Appetite... establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. Board of Directors Statement It is based on “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital.” Principles of Risk Management Guided by the Sustainability and customer satisfaction Risk culture Price for risk Diversification Operational excellence Ethics and respect for regulation and monitored by 43 metrics inserted in the day-to-day of business management Dimensions Capitalization • Capital ratios in normal and stress situations • Debt issuance ratings Liquidity • Short and mid-term liquidity indicators Results Composition • Largest credit risk • Largest exposures and by rating brackets • Concentration by sectors, countries and segments • Concentration of market risk Operational Risk • Operational losses events • Information technology Reputation • Suitability indicators • Media Exposure • Customer complaint tracking • Regulatory compliance Itaú Unibanco Holding S.A. page 20

Retail Management – Individuals and Small and Middle Companies STATISTICAL MODELS Lowest risk Risk Level Highest Risk 100 100 102 98 114 94 123 89 128 88 148 88 153 88 100 100 104 101 102 95 101 89 106 90 112 99 124 94 115 91 115 91 116 92 130 93 148 88 157 81 167 79 110 91 112 102 114 97 113 92 118 96 121 77 130 91 114 86 118 87 134 79 136 74 169 72 166 67 179 65 114 82 122 99 127 85 130 77 142 115 173 73 155 65 POLICY Variables that distinguishes risk Fictitious figures (Basis 100 = lowest risk cell). Higher risk Default Rate Loss/Revenue RAROC (Risk Adjusted Return on Capital) ROE (Return on Equity) 116 92 114 97 Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario Itaú Unibanco Holding S.A. page 21

Credit Offer Based on Future Scenario Credit Not Available STATISTICAL MODELS POLICY Highest risk Lowest risk Highest risk Base Scenario Risk Level Credit Available POLICY Credit Not Available Positive future expectation Easing of credit, maintaining the same appetite Credit Available Credit Not Available Risk Level Negative future expectation Tightening of credit, maintaining the same appetite Credit Available Credit Not Available Risk Level Itaú Unibanco Holding S.A. page 22

3 Business Overview

Universal Bank [1]

- Approximately 30.7 million credit card accounts and 26.7 million debit card accounts;
- Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers.

- Total portfolio for individuals of R$14.3 billion;
- Lease and finance through over 10 thousand dealers;

- One of the largest players in Brazil based on direct premiums;
- Association with Porto Seguro for auto and residential insurance;
- 1Q18 net income: R$682 million.

- Small and Medium Enterprises with annual sales up to R$30 million;

- Corporate clients with annual sales from R$30 million to R$200 million.



Credit Card and Consumer Finance
Retail and Real Estate Credit
Itaú BBA - Corporate, IB and Treasury
Latam
Wealth Management Services
Middle Company
Small Company
Insurance Operations2
Vehicles
Retail Banking
Wholesale Banking
Itaú Unibanco
Risk based pricing model
Large distribution network
Leader in performance in Brazil
Diverse lines of products and services
Intensive use of technology

- 4,451 branches and client service branches and 45,891 ATMs in Brazil;
- Premier banking brand in Brazil;
- Strategically positioned for growth in mortgage market (partnerships with Lopes).

- Full coverage of corporate clients with annual sales above R$ 200 million;
- Leadership in IB products with top positions in major league tables;
- Treasury operations for the conglomerate.

- Purpose: to be recognized as "The Latin American Bank";
- Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

- Total assets under administration of approximately R$1,027 billion;
- Leader in Private banking services in Latin America.

March 31, 2018 figures; (2) Includes Insurance, Pension Plan and Premium Bonds operations.

Itaú Unibanco Holding S.A.

page 24

Client Segmentation Individuals Segmentation by monthly income Companies Segmentation by annual sales Private Bank >R$5 Million in total investment Personnalité >R$10 Thousand or >R$100 Thousand in total investments Uniclass >R$4 Thousand up to R$10 Thousand Retail up to R$4 Thousand Retail Banking Wholesale Banking Ultra over R$4 Billion or >R$750 Million debt* Large >R$400 Million up to R$4 Billion or >R$200 Million debt* Corporate >R$200 Million up to R$400 Million Middle >R$30 Million up to R$200 Million Very Small and Small Companies up to R$30 Million *total exposure, includes financial guarantees provided and corporate securities. Itaú Unibanco Holding S.A. page 25

Retail in Brazil

Presence in Brazil [1] (As of March 31, 2018)


North
116
Northeast
337
Midwest
316
Southeast
2,984
South
681
Brazil: 4,434
Abroad + IBBA: 542
Total: 4,976

Automated Teller Machines (ATMs) [2]


44,037
110
694
18,504
24,729
Mar-16
44,293
75
686
18,935
24,597
Jun-16
44,631
69
668
19,456
24,438
Sep-16
44,947
26
648
19,868
24,405
Dec-16
45,182
21
635
20,516
24,010
Mar-17
45,353
15
626
20,809
23,903
Jun-17
45,502
8
617
20,937
23,940
Sep-17
45,769
7
613
21,195
23,954
Dec-17
45,891
7
608
21,423
23,853
Mar-18
Brazil 3
Banco 24Horas
ESB 4
Third Party Locations 5

Branches and Client Service Branches (CSB) [6,7,8]


4,676
108
3,755
813
Mar-16
4,616
115
3,707
794
Jun-16
4,574
130
3,664
780
Sep-16
4,554
135
3,653
766
Dec-16
4,454
144
3,553
757
Mar-17
4,413
154
3,523
736
Jun-17
4,397
156
3,523
718
Sep-17
4,454
160
3,591
703
Dec-17
4,451
160
3,587
704
Mar-18
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches; (8) Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil • Brazilian market leader in credit card transactions. • Qualification of the client base: proprietary channel x partnerships. • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 57.3 million card accounts (1Q18): • 30.7 million credit card accounts • 26.7 million debit card accounts • R$ 105.4 billion in card transactions (1Q18): • R$ 78.2 billion in credit card transactions • R$ 27.1 billion in debit card transactions • High growth potential in credit card usage in Brazil. Highlights Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives Itaú Unibanco Holding S.A. page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 18.3% 17.4% 17.9% 17.4% 18.3% 17.2% 17.6% 18.0% 19.0% 11.6% 11.0% 10.9% 10.7% 11.9% 11.1% 11.2% 11.4% 12.4% 29.9% 28.4% 28.8% 28.0% 30.3% 28.4% 28.8% 29.4% 31.4% 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only the purchase volume is considered in the cards billing. Itaú Unibanco Holding S.A. page 28

Retail - Payroll Loan in Brazil 46.7 46.5 45.6 44.6 44.9 44.8 44.6 44.4 44.7 35% 36% 37% 38% 38% 39% 39% 40% 41% 65% 64% 63% 62% 62% 61% 61% 60% 59% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Branches Itaú Consignado S.A. 30.9 31.4 31.2 31.0 31.7 32.2 32.6 32.8 33.5 11.0 10.4 9.8 9.2 8.8 8.2 7.6 7.0 6.4 4.8 4.7 4.6 4.4 4.3 4.3 4.4 4.7 4.8 46.7 46.5 45.6 44.6 44.9 44.8 44.6 44.4 44.7 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 INSS Public Sector Private Sector 11% 14% 75% Private Sector Public Sector INSS 56% 60% 61% 62% 62% 63% 64% 63% 44% 40% 39% 38% 38% 37% 36% 37% Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Payroll Other - Personal Loan R$ billion Composition of Payroll Loans Portfolio by Origination Composition of Personal Loans Portfolio Composition of P Evolution of Payroll Loan Portfolio ayroll Loans Portfolio by Sector R$ billion -0.4% 0.6% Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 29

Retail -Mortgage Market in Brazil 79.1% 82.6% 83.7% 20.9% 17.4% 16.3% 48,488 48,074 47,754 Mar-17 Dec-17 Mar-18 Individuals Companies Mortgage Loans Evolution 1 R$ million -1.5% Real Estate Brokers 30% High Income Branches 29% Developers 17% Regular Branches 14% Partnerships 11% Distribution Channels for Individuals Balance As of March 2018 55.0% 54.7% 57.4% 41.6% 40.2% 40.0% Mar-17 Dec-17 Mar-18 Vintage (quarterly average) Portfolio Collaterals (LTV) (Loan to value ratio) Average Ticket and Average Origination Term 1Q18 Average operation period² 321 months Average value of the Property³ R$495 Thousand Financing Average Ticket R$290 Thousand (1) Includes the consolidation of Citibank as of 4Q17; (2) Average Operation Period for new developers contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. Itaú Unibanco Holding S.A. page 30

Retail - Vehicle Financing in Brazil

Highlights:

- Offers finance through over 10 thousand dealers.
- Average ticket size of approximately R$30.8 thousand.
- 79% of the financing is guaranteed up to 4 years.
- 90% of the financing are made up to 48 months.
- LTV of the new vehicle concessions to individuals of 56.8% in the 1Q18.

Main Products and Services:

- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **Novo Credline:** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Customer Risk Based Pricing:** interest rates established by the customer risk profile, allowing the practice of lower interest rates;
- **Troca Certa:** a solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer;
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Integration with the tools of the DMS:** allows access to financing functions and iCarros functions in a simple and functional way;
- **Compra e Venda Protegida:** product mediates between the parties involved making trading safer.


Individuals Portfolio
R$ million
1.7%
14,080
14,316
4Q17
1Q18


Individuals and Corporate Loans Granted
R$ million
38.4%
2,327
3,219
1Q17
1Q18


90-day NPL Ratio | *Individuals - Vehicles*
Base 100 = dec-12
100
109
68
54
49
43
38
2012
2013
2014
2015
2016
2017
1Q18

Itaú Unibanco Holding S.A.

page 31

Retail - Insurance Ranking in Brazil [1,2]

	Jan-Feb/18	Jan-Feb/17	Model
Total Insurance [3]	**4th**	**4th**	
Bancassurance [4]	**5th**	**3rd**	
Life & Personal Accidents	3rd	2nd	*Bancassurance*
Credit Insurance	6th	5th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	3rd	3rd	*Bancassurance*
Porto Seguro	**2nd**	**2nd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**5th**	**4th**	
Large Risks [7]	**We do not offer this product.**		
Health Insurance	**We do not offer this product.**		

(1) Source SUSEP, date: Feb/18, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, and Multiple Peril and Domestic Credit – Individuals; (5) Considers only Porto Seguro numbers; (6) other activities include: Extended Warranty, Educational, Large Risks, Domestic Credit – Individuals, DPVAT and IRB; (7)The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 32

Itaú

Retail - Association with Porto Seguro Association’s Structure Controlling stockholders of Porto Seguro Itaú Unibanco PSIUPAR Market Porto Seguro S.A. (PSSA) Subsidiaries Porto Seguro S.A. Itaú Seguros de Auto e Residência S.A (ISAR) 57.07% 42.93% 69.88% 30.12% 99.99% 100.0% Unification of residential and automobile insurance operations; Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. Highlights Itaú Unibanco Holding S.A. page 33

Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 1 R$ million 79,649 75,433 72,002 68,974 61,547 61,869 63,050 2012 2013 2014 2015 2016 2017 1Q18 Highlights Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others. Very Small and Small Market • Clients with annual revenues up to R$30 million. Middle Market • This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million. • Focus on high-rating clients, and 88% of loans are granted to clients rated B3 or better. (1) Includes financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 34

Wholesale - Corporate Companies in Brazil Corporate Loans 1 R$ million 163,437 194,472 213,815 219,418 181,541 165,052 161,990 2012 2013 2014 2015 2016 2017 1Q18 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. Itaú Unibanco Holding S.A. page 35

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

Itaú
ItaúEmpresas

Middle
Annual revenues from **R$30 MM** up to **R$200 MM**

ItaúBBA

Corporate Banking
Annual revenues over **R$200 MM**

Investment Banking
Leadership position and client recognition

ItaúBBA
Itaú

LatAm
Presence in all banking segments in **Latin America**

Itaú
ItaúPrivateBank
ItaúAssetManagement

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
We took part in local operations with debentures, promissory notes and securitization, which totaled R$2.7 billion up to Feb-18.

Mergers and Acquisitions
Until March 2018, our Merger and Acquisition operation provided financial advisory in 8 transactions in South America, totaling, US$15.4 billion, reaching the leadership position in the Dealogic ranking.

Project Finance
Until March 2018, we served as advisor and/or creditor of approximately R$4.4 billion in financing to 18 different infrastructure projects in different sectors.

Ranking

	1Q18	2017	2016
M&A[1]	1st	1st	1st
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	2nd
International DCM[1]	5th	6th	10th
Derivatives Total[3]	1st	1st	1st

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Feb-18; (3) Source: Cetip.

Itaú Unibanco Holding S.A.
page 36
Itaú

Wholesale -Wealth Management Services | Brazil Evolution of Assets Under Administration Investment Product management for the conglomerate and a full range of investment options to Retail Banking. R$ billion 721 752 802 801 849 883 922 946 1,002 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Securities Services Local Custody and Fiduciary Administration: we ended March with R$1,441 billion under custody (+7.0% from the same period of 2017). International Custody: we ended March with R$198 billion under custody (+15.0% from the volume under custody in the same period of 2017). Corporate Solutions: We are leaders in the bookkeeping of shares, providing services to 212 companies listed on B3, representing 62.4% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 405 (42.2%) issues. Asset Management Asset Management In March 2018, we reached R$624.41 billion in assets under management, accounting for 14.5% of the market. Kinea It is an independent platform of management of differentiated investments. With R$31.1 billion in assets in March 2018, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Private Banking With a full global wealth management platform, leadership position in Brazil. In 2017, we were recognized by the world’s top international Private Banking market publications: Private Banker International • Outstanding Private Bank - Latin America (2017) Euromoney • Best for Wealth Management 2017 in Latin America • Best Private Bank Services Overall in Brazil, 2017 • Best Family Office Services in Brazil, 2017 • Best Wealth Planning in Brazil, 2017 Global Finance • Best Private Bank in Emerging Markets 2018 • Best Private Bank in Brazil 2018 The Banker • Best Private Bank in Brazil, 2017 (1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2018. Considers Itaú Unibanco and Intrag. Itaú Unibanco Holding S.A. page 37

Retail Footprint in Latin America | March 2018 Employees: 1,702 Branches + CSBs: 87 ATMs: 178 Argentina Employees: 5,984 Branches + CSBs: 202 ATMs: 470 Chile Employees: 85,843 Branches + CSBs: 4,451 ATMs: 45,891 Brazil Colombia1 Employees: 3,567 Branches + CSBs: 169 ATMs: 174 Employees: 1,119 Branches + CSBs: 27 Points of Service OCA: 35 ATMs: 61 Uruguay CIB Retail and Wholesale Mexico | CIB Employees: 9 (1) Considers employees and branches from Panama. Employees: 833 Branches + CSBs: 40 ATMs: 312 Non-Bank Correspondents : 57 Paraguay Peru Representative Office Panama Itaú Unibanco Holding S.A. page 38

Segments – Income Statement Pro Forma 1Q18 In R$ millions Retail Banking Wholesale Banking Activities with the Market + Corporation Itaú Unibanco Operating Revenues 17,692 6 ,821 2,913 27,426 Managerial Financial Margin 9,715 4,432 2,852 16,999 Financial Margin with Clients 9,715 4,432 1,114 15,261 Financial Margin with the Market - - 1,738 1,738 Commissions and Fees 6,234 2,273 21 8,528 Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,742 1 16 40 1,898 Cost of Credit (2,780) (1,007) (0) (3,788) Provision for Loan Losses (3,164) (946) (0) (4,111) Impairment - (187) - (187) Discounts Granted (275) (9) (0) (284) Recovery of Loans Written Off as Losses 6 59 1 36 - 795 Retained Claims (260) (19) - (279) Other Operating Expenses (9,513) (3,656) (213) (13,382) Non-interest Expenses (8,310) (3,338) (28) (11,676) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,192) (316) (181) (1,689) Insurance Selling Expenses (12) (2) (3) (17) Income before Tax and Minority Interests 5 ,139 2 ,138 2,700 9,977 Income Tax and Social Contribution (1,922) (588) (952) (3,462) Minority Interests in Subsidiaries (44) (43) (9) (96) Recurring Net Income 3 ,173 1 ,508 1,739 6,419 Recurring Return on Average Allocated Capital 35.1% 12.6% 22.1% 22.2% Efficiency Ratio (ER) 51.2% 51.5% 1.0% 45.9% Risk-Adjusted Efficiency Ratio (RAER) 68.3% 67.0% 1.1% 60.8% Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses. Itaú Unibanco Holding S.A. page 39

4 Financial Highlights

R$6.4 billion RECURRING NET INCOME RECURRING ROE (p.a.) CREDIT QUALITY (Mar-18) 22.2% + 2.2% (1Q18/4Q17) + 3.9% (1Q18/1Q17) NPL 90 3.1% + 30 bps (1Q18/4Q17) + 20 bps (1Q18/1Q17) stable (Mar-18/Dec-17) - 30 bps (Mar-18/Mar-17) R$6.2 billion + 1.5% (1Q18/4Q17) + 3.5% (1Q18/1Q17) 23.7% + 20 bps (1Q18/4Q17) + 20 bps (1Q18/1Q17) NPL 90 3.7% stable (Mar-18/Dec-17) - 50 bps (Mar-18/Mar-17) Brazil Brazil Brazil Consolidated Consolidated Consolidated 967 139 1,122 999 470 (355) 301 (242) Financial Margin with Clients Financial Margin with theMarket Commissions and Fees and Result from InsuranceOperations 1 Cost of Credit Non-Interest Expenses Income before Tax And Minority Interests Effective Tax Rate Recurring Net Income 15,261 1,738 10,130 (3,788) (11,676) 9,977 34.7% 6,419 In R$ millions, except when indicated + 460 bps 1Q18 4Q17 Credit Portfolio 2 R$601,056 (1) Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses; (2) Includes financial guarantees provided and corporate securities. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 41

Recurring Net Income and ROE R$ billion 19.9% 20.7% 22.0% 21.5% 21.6% 21.9% 22.2% 16.0% 16.0% 15.5% 14.5% 14.0% 14.0% 13.5% 5.6 5.8 6.2 6.2 6.3 6.3 6.4 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Recurring Net Income Annualized Recurring Return on Average Equity (quarterly) Cost of Equity Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 42

Non-Recurring Events In R$ millions 1Q18 4Q17 1Q17 Recurring Net Income 6 ,419 6 ,280 6 ,176 Non-Recurring Events (139) (459) (123) Impairment (92) (7) - ∟ Adjustment to reflect the realization value of certain assets related to technology Goodwill Amortization (146) (135) (125) ∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate Tax Contingencies and Legal Liabilities 2 (184) - ∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes Contingencies Provision 9 7 0 (18) ∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's Integration of Citibank - (277) - ∟ Provisions Expenses for Citibank integration Liability Adequacy Test - 145 2 0 ∟ Adjustment of technical provisions as a result from the liability adequacy test Net Income 6 ,280 5 ,821 6 ,052 Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements. Note 2: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 43

Income Statement | Operating Revenues Perspective In R$ millions 1Q18 4Q17 1Q17 Operating Revenues 27,426 27,839 -1.5% 27,266 0.6% Managerial Financial Margin 16,999 16,941 0.3% 1 7,415 -2.4% Financial Margin with Clients 1 5,261 15,503 -1.6% 15,547 -1.8% Financial Margin with the Market 1,738 1,437 20.9% 1,868 -7.0% Commissions and Fees 8,528 8,775 -2.8% 7,844 8.7% Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses 1,898 2,123 -10.6% 2,007 -5.4% Cost of Credit (3,788) (4,257) -11.0% (5,281) -28.3% Provision for Loan Losses (4,111) (4,483) -8.3% (5,392) -23.8% Impairment (187) (282) -33.7% (444) -57.9% Discounts Granted (284) (336) -15.4% (293) -3.1% Recovery of Loans Written Off as Losses 7 95 8 44 -5.8% 849 -6.3% Retained Claims (279) (373) -25.1% (321) -12.9% Other Operating Expenses (13,382) (14,353) -6.8% (12,694) 5.4% Non-interest Expenses (11,676) (12,675) -7.9% (11,001) 6.1% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,689) (1,639) 3.0% (1,604) 5.3% Insurance Selling Expenses (17) (39) -56.3% (89) -80.8% Income before Tax and Minority Interests 9,977 8 ,855 12.7% 8,970 11.2% Income Tax and Social Contribution (3,462) (2,666) 29.8% (2,767) 25.1% Minority Interests in Subsidiaries (96) 92 -204.7% (27) 250.8% Recurring Net Income 6 ,419 6 ,280 2.2% 6 ,176 3.9% Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 44

Income Statement | Managerial Financial Margin Perspective In R$ millions 1Q18 4Q17 1Q17 Managerial Financial Margin 16,999 16,941 0.3% 17,415 -2.4% Financial Margin with Clients 15,261 15,503 -1.6% 1 5,547 -1.8% Financial Margin with the Market 1,738 1,437 20.9% 1,868 -7.0% Cost of Credit (3,788) (4,257) -11.0% (5,281) -28.3% Provision for Loan Losses (4,111) (4,483) -8.3% (5,392) -23.8% Impairment (187) (282) -33.7% (444) -57.9% Discounts Granted (284) (336) -15.4% (293) -3.1% Recovery of Loans Written Off as Losses 795 844 -5.8% 8 49 -6.3% Net Result from Financial Operations 13,212 12,684 4.2% 12,134 8.9% Other Operating Income(Expenses) (3,235) (3,829) -15.5% (3,164) 2.2% Commissions and Fees 8,528 8,775 -2.8% 7,844 8.7% Result from Insurance, Pension Plan and Premium 1,602 1,711 -6.4% 1,597 0.3% Non-interest Expenses (11,676) (12,675) -7.9% (11,001) 6.1% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,689) (1,639) 3.0% (1,604) 5.3% Income before Tax and Minority Interests 9 ,977 8,855 12.7% 8 ,970 11.2% Income Tax and Social Contribution (3,462) (2,666) 29.8% (2,767) 25.1% Minority Interests in Subsidiaries (96) 92 -204.7% (27) 250.8% Recurring Net Income 6 ,419 6,280 2.2% 6 ,176 3.9% Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 45

Results – Brazil and Latin America 1Q18 4Q17 In R$ billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 In R$ billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Operating Revenues 27.4 24.9 2 .5 27.8 25.5 2 .4 -1.5% -2.1% 4.6% Managerial Financial Margin 1 7.0 15.2 1.8 1 6.9 15.3 1.6 0.3% -0.5% 8.2% Financial Margin with Clients 1 5.3 13.8 1.5 1 5.5 14.1 1.4 -1.6% -2.1% 4.1% Financial Margin with the Market 1.7 1.4 0.3 1.4 1.2 0.2 20.9% 18.6% 33.1% Commissions and Fees 8.5 7.9 0.7 8.8 8.1 0.7 -2.8% -2.9% -1.7% Result from Insurance 3 1.9 1.9 0.0 2.1 2.1 0.0 -10.6% -10.2% -28.2% Cost of Credit (3.8) (3.3) (0.5) (4.3) (3.6) (0.7) -11.0% -8.5% -24.7% Provision for Loan Losses (4.1) (3.6) (0.6) (4.5) (3.8) (0.7) -8.3% -5.9% -21.0% Impairment (0.2) (0.2) - (0.3) (0.3) - -33.7% -33.7% - Discounts Granted (0.3) (0.3) (0.0) (0.3) (0.3) (0.0) -15.4% -8.8% -95.7% Recovery of Loans Written Off as Losses 0.8 0.7 0.0 0.8 0.8 0.1 -5.8% -5.5% -11.1% Retained Claims (0.3) (0.3) (0.0) (0.4) (0.4) (0.0) -25.1% -27.6% 40.7% Other Operating Expenses (13.4) (11.7) (1.7) (14.4) (12.6) (1.7) -6.8% -7.1% -4.7% Non-interest Expenses (11.7) (10.1) (1.6) (12.7) (11.0) (1.7) -7.9% -8.3% -4.9% Tax Expenses and Other 4 (1.7) (1.7) (0.0) (1.7) (1.6) (0.0) 1.6% 1.7% 0.4% Income before Tax and Minority Interests 10.0 9.7 0 .3 8 .9 8.9 (0.1) 12.7% 8.6% -659.1% Income Tax and Social Contribution (3.5) (3.4) (0.1) (2.7) (2.7) 0 .1 29.8% 24.5% -183.7% Minority Interests in Subsidiaries (0.1) (0.1) (0.0) 0 .1 (0.0) 0 .1 -204.7% 9.4% -130.3% Recurring Net Income 6 .4 6.2 0 .2 6 .3 6.1 0 ..2 2.2% 1.5% 28.9% (1) Includes units abroad ex-Latin America. (2) Latin America information is presented in nominal currency. (3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Itaú Unibanco Holding S.A. page 46

Business Model

In R$ billions

	1Q18					1Q17					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	27.4	13.9	0.6	12.3	0.6	27.3	14.0	0.6	12.0	0.7	0.2	(0.1)	0.0	0.4	(0.2)
Managerial Financial Margin	17.0	11.1	0.6	4.7	0.6	17.4	11.5	0.6	4.6	0.7	(0.4)	(0.4)	0.0	0.2	(0.2)
Commissions and Fees	8.5	2.8	0.0	5.7	-	7.8	2.4	0.0	5.4	-	0.7	0.4	(0.0)	0.3	-
Result from Insurance [1]	1.9	-	-	1.9	-	2.0	-	-	2.0	-	(0.1)	-	-	(0.1)	-
Cost of Credit	(3.8)	(3.8)	-	-	-	(5.3)	(5.3)	-	-	-	1.5	1.5	-	-	-
Retained Claims	(0.3)	-	-	(0.3)	-	(0.3)	-	-	(0.3)	-	0.0	-	-	0.0	-
Non-interest Expenses and Other Expenses [2]	(13.5)	(6.2)	(0.3)	(6.9)	(0.0)	(12.7)	(6.0)	(0.1)	(6.6)	(0.0)	(0.8)	(0.2)	(0.2)	(0.4)	0.0
Recurring Net Income	6.4	2.2	0.2	3.6	0.4	6.2	1.9	0.3	3.4	0.6	0.3	0.3	(0.0)	0.2	(0.2)
% of Recurring Net Income	100%	34%	4%	56%	6%	100%	31%	4%	55%	10%					
Average Regulatory Capital	121.5	61.4	1.8	34.3	24.0	115.3	59.5	2.6	28.0	25.4	6.2	2.0	(0.7)	6.3	(1.4)
Value Creation	2.5	0.2	0.2	2.5	(0.4)	2.0	(0.2)	0.2	2.4	(0.3)	0.6	0.5	0.0	0.1	(0.0)
Recurring ROE	22.2%	14.1%	53.0%	42.0%	6.8%	22.0%	12.7%	42.4%	48.8%	9.4%	30 bps	140 bps	1,060 bps	-670 bps	-260 bps

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 47

Credit Portfolio with Financial Guarantees Provided and Corporate Securities In R$ billions, end of period 1Q18 4Q17 1Q17 Individuals 1 91.4 191.5 -0.1% 1 80.5 6.0% Credit Card Loans 6 5.0 66.9 -2.9% 56.2 15.6% Personal Loans 2 7.4 26.4 3.9% 26.3 4.2% Payroll Loans ¹ 4 4.7 44.4 0.6% 44.9 -0.4% Vehicle Loans 1 4.3 14.1 1.7% 14.8 -3.1% Mortgage Loans 4 0.0 39.7 0.7% 38.3 4.3% Companies 2 25.0 2 26.9 -0.8% 2 36.6 -4.9% Corporate Loans 1 62.0 1 65.1 -1.9% 1 76.6 -8.3% Very Small, Small and Middle Market Loans ² 6 3.0 61.9 1.9% 60.0 5.2% Latin America ³ 1 50.0 1 45.6 3.0% 1 33.3 12.5% Total with Financial Guarantees Provided 5 66.4 5 64.1 0.4% 5 50.3 2.9% Corporate Securities 4 3 4.7 36.0 -3.7% 36.7 -5.4% Total with Financial Guarantees Provided and Corporate Securities 601.1 6 00.1 0.2% 5 87.0 2.4% Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) 5 6 01.1 6 04.3 -0.5% 6 03.8 -0.4% Consolidated Latin America Breakdown In R$ billions, end of period 1Q18 4Q17 Individuals 51.5 49.6 3.9% Credit Card Loans 5.0 5.0 0.4% Personal Loans 21.4 20.6 4.1% Mortgage Loans 25.1 24.0 4.4% Companies 98.5 96.1 2.5% Total with Financial Guarantees Provided 150.0 145.6 3.0% In R$ billions, end of period 1Q18 4Q17 Argentina 8 .6 8.2 4.1% Chile 9 8.4 96.7 1.8% Colombia 27.4 25.8 6.0% Paraguay 6.8 6.3 6.6% Panama 1.1 0.8 33.1% Uruguay 7.8 7.8 1.0% Total with Financial Guarantees Provided 150.0 145.6 3.0% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Note: Includes the consolidation of Citibank as of 4Q17. Note 2: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 2.0% in the quarter and 9.1% in the 12-month period and the Latin America portfolio would have increased 0.3% in the quarter and 1.4% in the 12-month period. Itaú Unibanco Holding S.A. page 48

Credit Portfolio by Product

In R$ billions, end of period	1Q18	4Q17	Δ	4Q17	Δ
Individuals - Brazil (1)	**190.5**	**190.6**	**-0.1%**	**180.2**	**5.7%**
Credit Card	65.0	66.9	-2.9%	56.2	15.6%
Personal Loans	26.4	25.3	4.2%	25.8	2.3%
Payroll Loans (2)	44.7	44.4	0.6%	44.9	-0.4%
Vehicles	14.3	14.1	1.7%	14.8	-3.1%
Mortgage Loans	40.0	39.7	0.7%	38.3	4.3%
Rural Loans	0.1	0.1	1.4%	0.2	-30.0%
Companies - Brazil (1)	**164.4**	**166.8**	**-1.4%**	**172.5**	**-4.7%**
Working Capital (3)	82.9	84.6	-2.0%	88.5	-6.3%
BNDES/Onlending	20.7	22.9	-9.5%	30.4	-31.7%
Export / Import Financing	41.3	39.8	3.8%	30.9	33.4%
Vehicles	2.8	2.6	8.7%	2.5	12.9%
Mortgage Loans	7.8	8.3	-7.0%	10.2	-23.6%
Rural Loans	8.9	8.6	3.7%	10.1	-11.5%
Latin America (4)	**140.6**	**136.2**	**3.2%**	**125.5**	**12.0%**
Total without Financial Guarantees Provided	**495.5**	**493.6**	**0.4%**	**478.1**	**3.6%**
Financial Guarantees Provided	70.9	70.5	0.6%	72.2	-1.9%
Total with Financial Guarantees Provided	**566.4**	**564.1**	**0.4%**	**550.3**	**2.9%**
Corporate Securities (5)	34.7	36.0	-3.7%	36.7	-5.4%
Total Risk	**601.1**	**600.1**	**0.2%**	**587.0**	**2.4%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 49

Credit Portfolio by Currency R$ billion 216.0 194.9 193.8 183.3 176.5 184.9 180.7 192.4 197.9 384.7 378.1 374.0 378.7 373.9 367.4 358.4 371.7 368.4 600.7 573.0 567.7 562.0 550.3 552.3 539.1 564.1 566.4 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Foreign Currency Local Currency (1) Total with financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 50

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 1Q14 Total Credit2 – Brazil 0% Δ YoY (%) -35% 7% 17% 11% Δ YoY (%) -32% 1% 31% Credit2 - Individuals 100 100 65 69 81 1Q14 1Q15 1Q16 1Q17 1Q18 100 111 76 76 99 1Q14 1Q15 1Q16 1Q17 1Q18 100 53 34 66 193 1Q14 1Q15 1Q16 1Q17 1Q18 100 100 57 64 66 1Q14 1Q15 1Q16 1Q17 1Q18 100 88 69 73 92 1Q14 1Q15 1Q16 1Q17 1Q18 Credit2 – Corporate -12% -22% 6% 27% 0% Δ YoY (%) -43% 13% 3% Credit2 – Very Small, Small and MiddleMarket Δ YoY (%) Private Securities Issuance3 -47% -36% 94% 193% Δ YoY (%) Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. 1 Average origination per working day in the quarter, except for private securities issuance. 2 Does not include private securities issuance. 3 Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). Itaú Unibanco Holding S.A. page 51

Credit Portfolio Growth in Brazil 1 (in R$ Billions) Nominal GDP (Mar-14 to Mar-18): 20.9% Accumulated Inflation (IPCA) (Mar-14 to Mar-18): 28.2% Accumulated Interbank Rate: (Mar-14 to Mar-18): 57.2% 368 409 380 353 355 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 71 70 62 57 61 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 130 153 134 115 104 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 25 30 35 38 40 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 28 29 29 26 26 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 53 56 55 56 65 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 25 45 47 45 45 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 37 26 18 15 14 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Credit Card Loans Personal Loans Payroll Loans Vehicle Loans Mortgage Loans Corporate Loans Very Small, Small and Middle Market Loans Total Brazil 22.7% 18.4% -4.9% -7.9% 81.3% -4.4% -61.4% -20.9% 13.1% -22.6% -2.7% -6.7% 58.5% -20.1% -13.9% -3.6% (1) Loan Portfolio without financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 52

Credit Portfolio Breakdown 1 Companies Credit Portfolio by Business Sector 2,3 In R$ billions, end of period 1Q18 4Q17 Public Sector 5.2 4.9 7.7% Private Sector | Companies 313.8 3 14.0 -0.1% Real Estate 21.1 2 1.9 -4.0% Food and beverage 1 7.8 1 7.3 3.1% Vehicles and auto parts 1 5.1 1 6.0 -5.6% Agribusiness and fertilizers 17.1 1 6.0 6.6% Energy and water treatment 1 6.1 1 5.8 1.9% Transportation 1 3.8 1 3.7 0.5% Banks and other financial institutions 1 0.8 1 1.0 -2.1% Infrastructure work 1 1.0 1 0.4 5.4% Mining 8.8 9.3 -5.1% Steel and metallurgy 9.1 9.2 -0.7% Telecommunications 8.9 9.0 -0.9% Petrochemical and chemical 8.8 8.6 3.1% Sugar and Alcohol 6.9 7.6 -8.9% Pharmaceutical and cosmetics 7.3 7.2 0.4% Capital Assets 6.6 6.9 -3.1% Electronic and IT 6.5 6.4 1.0% Oil and gas 6.4 6.3 2.9% Construction Material 5.8 6.3 -6.9% Clothing and footwear 4.9 4.8 1.5% Services - Other 3 8.8 3 9.9 -2.8% Commerce - Other 1 7.5 1 7.6 -0.8% Industry - Other 8.4 8.0 5.0% Other 4 6.3 4 5.0 3.1% Total 3 19.0 3 18.9 0.0% R$ million Credit Concentration 2 Risk % of Total Risk % of Total Largest Debtor 4 ,146 0 .7 7,639 1 .2 10 largest debtors 2 9,455 5.2 4 0,712 6 .2 20 largest debtors 4 5,799 8.1 6 4,972 1 0.0 50 largest debtors 7 3,138 1 2.9 110,353 1 6.9 100 largest debtors 9 8,417 1 7.4 146,192 2 2.4 Loan, lease and other credit operations Loan, lease, other credit operations and securities of companies and financial institutions Mar-18 38% 11% 9% 8% 3% 2% 18% Other Industry and Extractivism Real Estate and Construction Consumer Goods Vehicles and Transportation Agriculture and Related Banks and other financial institutions Public Sector (1) Includes the consolidation of Citibank as of 4Q17; (2) Includes financial guarantees provided. (3) Industry and Extractivism= Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Services – Other (+) Commerce – Other (+) Industry – Other (+) Other (+) Telecommunications. Itaú Unibanco Holding S.A. page 53

Credit Portfolio by Vintage1,2 Profile of credit portfolio by origination period: ▪ Older vintages with higher spreads are losing relevance compared to the most recent ones. ▪ 55.7%of total origination was created in the past 12 months. R$ billion 28.3% 32.1% 31.0% 9.8% 9.0% 10.6% 735...669%%% 745...937%%% 467...129%%% 44.8% 40.9% 40.1% 478 494 495 1Q17 4Q17 1Q18 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Includes the consolidation of Citibank as of 4Q17; (2) Does not include financial guarantees provided. Itaú Unibanco Holding S.A. page 54

Evolution of the Credit Portfolio Mix Corporate and Individuals1 | Brazil 31.6% 30.5% 30.2% 29.7% 29.9% 30.6% 31.2% 32.0% 34.1% 16.6% 15.8% 15.7% 16.0% 15.6% 15.1% 14.3% 14.0% 13.9% 22.1% 17.6% 14.1% 11.7% 9.9% 8.7% 8.2% 7.8% 7.5% 15.0% 15.5% 16.2% 18.0% 19.2% 20.5% 21.3% 21.4% 21.0% 14.7% 20.5% 23.9% 24.6% 25.4% 25.1% 24.9% 24.9% 23.5% Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Credit Card Personal Loans Vehicles Mortgage Loans Payroll Loans 35.2% 33.6% 31.3% 30.4% 31.7% 32.3% 33.3% 34.9% 36.9% 64.8% 66.4% 68.7% 69.6% 68.3% 67.7% 66.7% 65.1% 63.1% Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Very Small, Small and Middle Market Corporate Individuals Companies (1) Excluding financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 55

Managerial Financial Margin With Clients 15,503 96 81 (36) (223) (63) (17) (220) 81 58 15,261 4Q17 Mix of products Average Asset Portfolio Asset Spreads Lower Number of calendar days Liabilities Margin Structured operations from the wholesale segment Working Capital and other Citibank's operation Latin America Financial Margin with Clients 1Q18 BRAZIL 3 2 1 R$ million Financial Margin with Clients Breakdown (Quarter) In R$ millions, end of period Average Balance Financial Margin Average Rate (p.a.) Average Balance Financial Margin Average Rate (p.a.) Financial Margin with Clients 646,949 15,261 9.9% 640,258 15,503 9.9% Spread-Sensitive Operations 5 46,440 13,417 10.3% 5 33,682 13,454 10.4% Working Capital and Other 1 00,509 1,844 7.6% 1 06,576 2,049 7.8% Cost of Credit (3,788) (4,257) Risk-Adjusted Financial Margin with Clients 646,949 11,473 7.4% 640,258 11,246 7.1% 1Q18 4Q17 Note: For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (1) Change in the composition of assets with credit risk between periods; (2 Considers credit and private securities portfolio net of overdue balance over 60 days. 3 Spreads variation of assets with credit risk between periods. Itaú Unibanco Holding S.A. page 56

Financial Margin with Clients | Annualized Average Rate Annualized Average Rate | Consolidated 12.5% 13.0% 13.3% 12.6% 12.6% 12.3% 12.0% 12.0% 7.2% 8.4% 8.2% 8.2% 8.9% 9.2% 8.9% 9.0% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 10.3% 10.5% 10.8% 10.3% 10.3% 10.1% 9.9% 9.9% 6.1% 6.8% 6.6% 6.7% 7.3% 7.4% 7.1% 7.4% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Annualized Average Rate | Brazil Annualized average rate of financial margin with clients Annualized average risk-adjusted financial margin with clients Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 57

Loan Portfolio Mix Change 1 (%) 33.0 35.0 32.6 30.0 27.2 18.7 16.8 16.2 16.1 17.0 10.1 6.4 4.8 4.2 4.0 14.4 13.8 14.4 15.9 18.3 7.5 7.2 7.5 7.3 7.4 9.6 9.9 12.2 13.7 13.5 6.7 10.9 12.3 12.7 12.6 mar/14 mar/15 Mar-16 Mar-17 Mar-18 Mar-18 19.5 12.2 2.9 13.1 5.3 9.6 9.0 28.4 Brazil 2 Consolidated Mar-15 Mar-14 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Mortgage Loans (individual and companies) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 58

Financial Margin with the Market R$ billion 0.1 0.1 0.3 0.3 0.2 0.2 0.3 0.2 0.2 0.3 1.2 1.6 1.2 1.5 1.8 1.7 1.3 1.1 1.2 1.3 1.3 0.1 1.7 1.5 1.7 2.0 1.9 1.6 1.4 1.4 1.7 1.7 1.7 1.7 1.6 1.7 1.8 1.8 1.7 1.6 1.5 - 0 .5 1 .0 1 .5 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Sale of B3 Shares Financial Margin with the Market - Brazil 1 Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 59

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment

R$ million



4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3%
4,865 4,828 5,714 5,768 5,997 6,366 7,824 6,337 6,169 5,823 5,392 4,948 4,282 4,483 4,111
323 338 358 392 399 383 772 396 412 757 432 598 514 701 554
915 1,112 1,892 1,629 1,295 1,362 2,728 1,546 1,825 1,070 1,410 619 532 248 393
3,628 3,378 3,464 3,747 4,302 4,621 4,323 4,395 3,932 3,996 3,550 3,732 3,236 3,534 3,165
3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million



3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5%
5,135 7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 60

Allowance for Loan Losses by Risk– Consolidated

R$ billion

Allocation of Total Allowance(*) by Type of Risk - Consolidated



37.6
37.3
36.7
Potential³
17.1
16.9
16.1
Aggravated
9.3
10.0
9.9
Overdue
11.2
10.4
10.6
Mar-17
Dec-17
Mar-18

Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment

Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations

Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999



Retail - Brazil¹
5.9
Wholesale - Brazil¹
8.2
Latin America²
2.0
Renegotiations (non-overdue/aggravated)
Retail - Brazil¹ 0.9 4.1 5.1
Wholesale - Brazil¹ 0.5 3.1 3.5
Latin America² 0.4 0.9 1.3
Fully Provisioned
Retail - Brazil¹ 2.5 5.4 7.9
Wholesale - Brazil¹ 0.8 0.6 1.4
Latin America² 0.6 0.8 1.4

Regulatory Breakdown



36.7
Complementary Allowance
8.0
Allowance for Financial Guarantees Provided
1.9
9.8
Generic Allowance
12.4
Specific Allowance
14.4
Mar-18

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 61

Non Performing Loans Ratios



90-day NPL Ratio| Consolidated (%)
3.8 3.4 3.3 3.9 4.4 4.2 4.2 3.9 3.8 3.7 3.7
3.2 2.9 2.8 3.2 3.5 3.4 3.4 3.2 3.2 3.1 3.1
0.8 1.1 1.1 1.1 1.1 1.2 1.3 1.2 1.4 1.5 1.6
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Total
Brazil¹
Latin America²



15 to 90-day NPL Ratio | Consolidated - %
3.1 2.6 3.0 2.8 3.3 2.6 3.3 2.7 2.7 2.7 2.6
3.0 2.5 2.9 2.6 3.1 2.5 3.2 2.8 2.8 2.7 2.7
1.2 1.7 1.9 1.5 1.8 2.3 2.7 2.9 3.0 2.9 3.1
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Total
Brazil¹
Latin America²



90-day NPL Ratio | Brazil ¹ (%)
5.8 4.9 4.8 5.8 6.0 5.6 5.3 5.2 5.1 4.9 4.6
4.9 4.2 4.1 4.7 5.6 5.8 5.6 5.1 4.9 4.5 4.3
0.6 0.9 1.1 1.1 1.5 1.3 1.6 1.2 1.0 1.0 1.8
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Individuals
Corporate
Very Small, Small and Middle Market Companies



15 to 90-day NPL Ratio | Brazil ¹ - %
5.1 3.8 4.2 3.9 4.2 3.6 4.0 3.7 3.5 3.3 3.5
2.9 3.1 3.6 3.9 4.2 3.5 3.7 2.8 3.0 2.5 2.4
0.6 0.8 1.2 0.9 1.5 0.7 2.0 1.0 1.0 1.8 0.8
Mar-14 Dec-14 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. Includes the consolidation of Citibank as of 4Q17.
(1) Includes units abroad ex-Latin America. (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 62

NPL Ratio Evolution – Individuals (Brazil) NPL Ratio (Over 90 days) -% 7.9 7.1 6.4 5.8 5.2 4.8 5.4 6.0 5.7 5.3 5.1 4.6 Mix jun-12 5.2 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 63

NPL Creation R$ billion 6.0 5.3 6.8 5.3 4.9 4.4 4.4 4.4 5.0 4.3 4.2 4.1 3.8 3.5 3.8 3.6 3.3 3.2 1.5 1.1 2.3 0.8 1.0 0.2 0.2 0.5 1.1 0.3 0.1 0.4 0.8 0.5 0.4 0.5 0.5 0.7 4.5 0.6 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * * * Excluding the exposure of a corporate client. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 64

Provision for Loan Losses and NPL Creation by Segment 0.8 0.4 0.3 0.1 0.4 0.4 0.8 0.8 0.4 0.5 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 262% 499% 105% 100% 86% 154% 97% 128% 79% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2.7 1.5 1.5 1.1 1.8 2.3 1.1 0.8 1.4 1.0 0.6 0.2 0.5 0.2 0.2 0.5 0.4 1.1 186% 146% 79% 141% 148% 263% 230% 48% 34% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 4.3 4.3 4.4 4.2 3.9 4.1 4.0 3.8 3.5 3.5 3.7 3.8 3.2 3.6 3.5 3.3 3.2 3.2 102% 105% 97% 105% 102% 98% 89% 107% 99% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 7.8 6.0 6.3 5.3 6.2 6.8 5.8 5.3 5.4 4.9 4.9 4.4 4.3 4.4 4.5 4.4 4.1 5.0 130% 119% 91% 110% 109% 112% 98% 102% 82% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Retail Banking - Brazil Total Wholesale Banking - Brazil Latin America ex–Brazil Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation R$ billion R$ billion R$ billion R$ billion Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 65

Coverage Ratio 209% 213% 202% 221% 231% 243% 247% 249% 241% 160% 159% 159% 162% 165% 166% 164% 166% 169% 215% 232% 228% 231% 231% 245% 241% 219% 204% 458% 494% 345% 562% 553% 715% 932% 908% 618% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Total - Brazil Retail - Brazil Latin America ex-Brazil Wholesale - Brazil Total 90-day Coverage Ratio 2,957 2,710 2,942 2,899 3,000 3,194 3,392 3,940 4,285 24,299 25,536 25,721 24,093 23,798 23,530 22,566 23,260 22,555 1,870 1,884 1,927 1,950 1,863 10,985 10,224 10,440 10,440 8,971 8,810 8,745 8,161 7,958 38,241 38,470 39,103 37,431 37,640 37,417 36,630 37,309 36,661 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Complementary Allowance - expected loss model Provision for Financial Guarantees Provided Allowance for Loan Losses Specific + Generic - Brazil ¹ Allowance for Loan Losses - Latin America ² R$ million Balance of Allowance for Loan Losses 9,821 (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 66

Coverage Ratio (90-day NPL) 210% 215% 204% 222% 231% 243% 246% 245% 236% 102% 104% 104% 104% 104% 101% 100% 100% 96% 244% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Total Total (Expanded¹) 2 231% 219% 204% 165% 166% 169% 553% 908% 618% 845% Mar-17 Dec-17 Mar-18 Latin America ex-Brazil Retail Banking - Brazil 2 Coverage Ratio and Expanded Coverage Ratio Coverage Ratio Without CorpBanca With Itaú CorpBanca Wholesale Banking - Brazil (1) Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. (2) Excluding the exposure of a corporate client. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 67

Loan Portfolio Evolution by Risk Level Brazil 1 Consolidated 11.6% 10.7% 10.5% 9.8% 9.2% 9.1% 4.0% 4.1% 4.1% 4.2% 4.0% 4.0% 5.0% 5.0% 5.0% 9.5% 8.7% 8.8% 35.9% 37.2% 37.2% 33.4% 35.2% 34.9% 43.5% 43.1% 43.2% 43.1% 43.0% 43.2% 33,853 32,919 31,976 37,640 37,309 36,661 Mar-17 Dec-17 Mar-18 Mar-17 Dec-17 Mar-18 AA A B C D-H Total Allowance for Loan Losses (R$ million) Loan Portfolio by Risk Level (1) Includes units abroad ex-Latin America. Note: Includes the consolidation of Citibank as of 4Q17. Note 2: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. page 68

Renegotiated Loan Operations 4.6 5.0 6.7 5.1 4.9 4.6 4.6 4.4 4.9 20.4% 20.7% 26.4% 20.8% 19.7% 17.6% 17.2% 16.5% 17.9% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Total Renegotiated Loans Portfolio 90-day NPL Total of Renegotiated Loans Portfolio 90-day NPL Ratio 8.5 10.4 11.2 9.9 9.9 10.9 10.6 10.8 11.1 22.7 24.1 25.3 24.3 24.7 26.4 26.4 26.4 27.6 37.5% 43.3% 44.2% 40.8% 40.1% 41.2% 40.2% 40.9% 40.3% Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Allowance for Loan Losses for Renegotiated Loans Portfolio Renegotiated Loans Portfolio Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio R$ billion Days overdue: measured at the moment of renegotiation (Data previous to June/16 do not include CorpBanca) Total Renegotiated Portfolio | Breakdown by Days Overdue (Data previous to June/16 do not include CorpBanca) Allowance for Loan Losses for Renegotiated Loans Portfolio (Data previous to June/16 do not include CorpBanca) 90-day NPL of Renegotiated Loans Portfolio R$ billion R$ billion 5.6 5.6 6.2 6.4 7.0 6.9 7.6 7.7 8.2 2.3 2.2 2.1 1.4 1.3 1.4 1.3 1.3 1.2 6.2 6.1 6.4 5.6 5.6 6.2 5.9 5.9 5.9 20262...043.7 21164....4981 21175...592.3 21174...596.3 21174....6837 21286...082.4 21176...998.4 21276...097.4 21287...094.6 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Latin America 2 When Written-off as a Loss When over 90 days overdue When 31-90 days overdue When up to 30 days overdue When non-overdue 23.1 24.6 Brazil 1 22.3 22.7 23.8 22.9 24.5 24.5 25.5 (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 69

Credit Quality | Individuals 82.9% 69.7% 7.5% 9.1% 9.7% 21.2% Itaú Unibanco Brazilian Financial System excluding Itaú Unibanco Transactor² Installment with Interest Revolving Credit + Overdue Loans ¹ 11% 14% 75% Private Sector Public Sector INSS 27.1% 34.1% 17.9% 13.9% 31.8% 7.5% 12.6% 21.0% 10.7% 23.5% Mar-13 Mar-18 Payroll Loans Mortgage Loans Vehicles Personal Loans Credit Card 55.7% 55.0% 55.6% 54.7% 56.8% 57.4% Mar-17 Dec-17 Mar-18 Vehicles Mortgage Loans Credit Cards Portfolio in Mar-18 Composition of the Payroll Loans Portfolio Change in the Mix of the Individuals Portfolio in Brazil 3 in Mar-18 Loan-to-Value Vehicles and Mortgage |Vintages (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest; (3) Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 70

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds In R$ millions 1Q18 4Q17 1Q17 Credit Cards 3,139 3,346 -6.2% 2,947 6.5% Current Account Services 1,818 1,763 3.1% 1,651 10.1% Asset Management ¹ 1,014 952 6.5% 8 53 18.8% Credit Operations and Guarantees Provided 8 45 883 -4.2% 8 38 0.8% Collection Services 4 57 459 -0.5% 4 18 9.5% Advisory Services and Brokerage 3 21 401 -19.8% 266 20.6% Other 2 64 289 -8.6% 2 59 1.7% Latin America (ex-Brazil) 6 70 682 -1.7% 6 11 9.7% Commissions and Fees 8,528 8,775 -2.8% 7,844 8.7% Result from Insurance Operations ² 1,602 1,711 -6.4% 1,597 0.3% Total 10,130 10,486 -3.4% 9,441 7.3% 8,882 9,376 9,380 9,576 9,441 9,498 9,845 10,486 10,130 33.5% 34.8% 34.2% 33.7% 35.2% 35.3% 37.0% 38.2% 37.3% 81.4% 82.1% 75.8% 80.3% 85.8% 82.2% 83.3% 82.7% 86.8% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Commissions and Fees and Result from Insurance Operations² Commissions and Fees and Result from Insurance Operations² / Operating Revenues³ Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses Operational Coverage Ratio R$ million (1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 71

Merchant Acquiring - REDE 59,982 61,328 62,370 68,259 60,938 61,937 63,558 69,425 63,345 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 32,916 32,070 32,851 37,548 32,867 32,014 32,234 38,711 35,595 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 1,426 1,447 1,501 1,535 1,433 1,401 1,399 1,444 1,283 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Credit Card Transaction Volume Debit Card Transaction Volume Numbers Service Revenues from Acquiring R$ million R$ million Mar-18 R$ million POS number 1.1 million -20.2% Purchase volume R$ 98.9 billion 5.5% % growth 1Q18 x 1Q17 Itaú Unibanco Holding S.A. page 72

Insurance Operations | Pro Forma Income Statement Recurring Other In R$ millions Activities Activities Earned Premiums 983 8 93 90 Revenues from Pension Plan and Premium Bonds 203 2 03 - Retained Claims (279) (200) (79) Selling Expenses (17) (3) (14) Result from Insurance, Pension Plan and Premium Bonds 890 893 (3) Managerial Financial Margin 1 20 49 72 Commissions and Fees 552 5 48 4 Earnings of Affiliates 95 95 - Non-interest Expenses (489) (467) (22) Tax Expenses for ISS, PIS and Cofins and other taxes (89) (87) (2) Income before Tax and Minority Interests 1,080 1 ,031 49 Income Tax/Social Contribution and Minority Interests (398) (399) 1 Recurring Net Income 682 631 50 1Q18 Total Recurring Activities 9 19 -2.9% 8 67 3.0% 491 -58.6% 2 45 -16.9% (213) -5.8% (164) 21.9% (4) -30.2% (4) -37.1% 1 ,194 -25.2% 943 -5.3% 54 -10.7% 1 21 -59.8% 5 15 6.5% 4 85 13.0% 118 -19.6% 1 29 -26.4% (455) 2.6% (378) 23.3% (87) 0.4% (73) 19.0% 1 ,340 -23.1% 1 ,226 -15.9% (576) -30.6% (476) -16.0% 764 -17.3% 751 -15.9% 4Q17 1Q17 27 28 15 7 27 (27) 21 (29) 50 455 417 381 358 460 403 348 374 398 225 211 218 205 217 161 209 341 195 70 72 69 73 73 63 62 49 39 778 728 683 643 777 601 641 735 682 15.1% 13.1% 12.2% 11.1% 12.6% 9.7% 10.3% 11.7% 10.6% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ R$ millions Net Income and Insurance Ratio1 Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. Itaú Unibanco Holding S.A. page 73

Insurance Operations | Insurance Core Activities 460 403 348 374 398 710 745 648 717 701 81.9% 82.8% 74.2% 78.0% 78.5% 1Q17 2Q17 3Q17 4Q17 1Q18 Net Income Underwriting Margin Underwriting Margin / Earned Premiums Net Income and Underwriting Margin Combined Ratio 1 R$ million 17.7% 16.7% 25.5% 21.7% 21.3% 26.1% 26.7% 29.1% 30.0% 31.9% 0.4% 0.5% 44.2% 43.9% 0.4% 0.3% 0.2% 54.9% 52.0% 53.3% 39.6% 39.8% 49.8% 48.1% 47.2% 1Q17 2Q17 3Q17 4Q17 1Q18 Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio 67.3% 65.2% 65.3% 63.4% 57.4% 3.1% 5.2% 8.9% 6.5% 11.3% 16.0% 14.4% 13.0% 12.0% 11.5% 2.7% 3.8% 2.3% 3.9% 3.3% 46..27%% 47..30%% 55..06%% 76..38%% 150.7.8%% 154 150 222 199 190 1Q17 2Q17 3Q17 4Q17 1Q18 Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other 52.7% 54.5% 53.0% 52.6% 53.3% 14.0% 13.4% 13.8% 14.2% 14.6% 17.0% 16.0% 15.8% 16.2% 15.7% 2.0% 1.8% 1.9% 1.8% 1.8% 10.5% 10.1% 10.5% 9.8% 10.5% 3.9% 4.2% 5.1% 5.5% 4.0% 867 899 874 919 893 1Q17 2Q17 3Q17 4Q17 1Q18 Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Earned Premiums Breakdown Retained Claims Breakdown R$ million R$ million (1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees. Itaú Unibanco Holding S.A. page 74

Pension Plan Segment Recurring Net Income 1 Plan your retirement 2 Pay your future health expenses 3 Invest in your kids’ education 7 Succession planning 4 Plan your taxes expenses 5 Improve your investment return Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 7 Reasons to Invest Focus on Client Experience 6 Flexibility to change pension plan R$ million R$ billion 130.1 136.7 142.7 149.4 157.4 163.0 170.7 177.3 182.4 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Technical Provisions Years of salary accumulated Age 1 35 3 45 6 55 9 65 225.5 211.5 217.9 205.1 217.3 161.4 209.4 340.8 194.7 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Itaú Unibanco Holding S.A. page 75

Non-interest Expenses

In R$ millions	1Q18	4Q17	Δ	1Q17	Δ
Personnel Expenses	(4,926)	(5,395)	-8.7%	(4,781)	3.1%
Administrative Expenses	(3,704)	(4,124)	-10.2%	(3,787)	-2.2%
Personnel Expenses and Administrative Expenses	**(8,631)**	**(9,520)**	**-9.3%**	**(8,568)**	**0.7%**
Operating Expenses	(1,103)	(1,232)	-10.5%	(1,065)	3.6%
Other Tax Expenses [1]	(77)	(86)	-10.7%	(77)	0.2%
Total Brazil ex-Citi	**(9,811)**	**(10,839)**	**-9.5%**	**(9,710)**	**1.0%**
Latin America (ex-Brazil) [2]	(1,469)	(1,537)	-4.4%	(1,291)	13.8%
Citibank	(396)	(300)	32.0%	-	-
Total	**(11,676)**	**(12,675)**	**-7.9%**	**(11,001)**	**6.1%**

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation;

Branches and Client Service Branches [3,4]


5,215
5,154
5,119
5,103
5,005
4,955
4,919
4,981
4,976
108
115
130
135
144
154
156
160
160
3,755
3,707
3,664
3,653
3,553
3,523
3,523
3,591
3,587
813
794
780
766
757
736
718
703
704
539
538
545
549
551
542
522
527
525
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees [5]


Amout
97,043
96,460
95,984
94,779
94,955
95,065
96,326
99,332
99,618
13,469
13,531
13,552
13,260
13,116
13,204
13,282
13,223
13,205
703
716
695
648
620
609
643
572
570
82,871
82,213
81,737
80,871
81,219
81,252
82,401
85,537
85,843
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 76

Efficiency Ratio and Risk-Adjusted Efficiency Ratio 44.1 44.6 45.6 45.3 45.3 45.5 45.3 46.4 47.0 65.9 67.7 69.3 70.1 68.2 66.6 65.0 64.2 63.3 43.6 44.9 48.0 44.8 43.6 45.7 47.3 49.2 45.9 72.4 69.8 69.6 68.6 64.5 63.4 63.3 65.7 60.8 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes) Risk-Adjusted Efficiency Ratio = Note: Includes the consolidation of Citibank as of 4Q17. Itaú Unibanco Holding S.A. page 77

Balance Sheet – Assets and Liabilities [1]

R$ million

Assets	1Q18	4Q17	Δ	1Q17	Δ
Current and Long-term Assets	**1,496,519**	**1,475,217**	**1.4%**	**1,386,959**	**7.9%**
Cash and Cash Equivalents	25,444	18,749	35.7%	20,224	25.8%
Short-term Interbank Investments	264,524	271,254	-2.5%	274,435	-3.6%
Securities and Derivative Financial Instruments	451,167	445,751	1.2%	379,952	18.7%
Interbank and Interbranch Accounts	131,618	132,752	-0.9%	112,822	16.7%
Loan, Lease and Other Loan Operations	495,484	493,595	0.4%	478,095	3.6%
(Allowance for Loan Losses)	(34,798)	(35,360)	-1.6%	(35,770)	-2.7%
Other Assets	163,081	148,475	9.8%	157,201	3.7%
Permanent Assets	**27,835**	**28,286**	**-1.6%**	**26,311**	**5.8%**
Total Assets	**1,524,354**	**1,503,503**	**1.4%**	**1,413,269**	**7.9%**

Liabilities	1Q18	4Q17	Δ	1Q17	Δ
Current and Long-Term Liabilities	**1,391,216**	**1,362,133**	**2.1%**	**1,284,815**	**8.3%**
Deposits	407,949	402,938	1.2%	324,926	25.6%
Deposits Received under Securities Repurchase Agreements	310,609	323,910	-4.1%	346,738	-10.4%
Fund from Acceptances and Issue of Securities	115,237	107,581	7.1%	96,360	19.6%
Interbank and Interbranch Accounts	42,506	39,086	8.8%	33,953	25.2%
Borrowings and Onlendings	63,230	63,441	-0.3%	73,348	-13.8%
Derivative Financial Instruments	34,355	26,453	29.9%	23,040	49.1%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	188,827	183,747	2.8%	164,466	14.8%
Other Liabilities	228,503	214,977	6.3%	221,984	2.9%
Deferred Income	**2,408**	**2,433**	**-1.1%**	**2,113**	**14.0%**
Minority Interest in Subsidiaries	**12,219**	**12,014**	**1.7%**	**11,444**	**6.8%**
Stockholders' Equity	**118,511**	**126,924**	**-6.6%**	**114,897**	**3.1%**
Total Liabilities and Equity	**1,524,354**	**1,503,503**	**1.4%**	**1,413,269**	**7.9%**

(1) Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 78

27.8 163.1 421.6 451.2 460.7 1,427.1 1,503.5 1,524.4 2016 2017 1Q18 Total Assets 1 | Evolution and Breakdown R$ billion Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts Securities and Derivatives Financial Instruments Loans 2 Other Permanent Assets 27.7% 30.2% 29.6% 10.7% 1.8% 28.4% 19.5% 12.2% 13.1% 9.6% 9.0% 5.3% 2.9% Latin America Corporate SME's Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals Personal Loans Vehicles 38.6% 35.6% 13.0% 6.2% 6.6% Pension Plans Fund Quotas Domestic Government Bonds Corporate Securities International Government Bonds Derivatives Securities and Derivatives Breakdown Loans Breakdown (1) Includes the consolidation of Citibank as of 4Q17; (2) Net of Allowance for Loan Losses. Itaú Unibanco Holding S.A. page 79

Total Liabilities 1 | Evolution and Breakdown R$ billion 52.2 118.5 140.1 188.8 190.9 307.0 526.8 1,427.1 1,503.5 1,524.4 2016 2017 1Q18 Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 2 Subordinated Debt 4 Deposits, Debentures and Funds from Bills and Structured Operations Certificates Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments Stockholder´s Equity Technical Provisions for Insurance, Pension Plans and Capitalization Others 3 34.6% 20.1% 12.5% 12.4% 9.2% 7.8% 3.4% (1) Includes the consolidation of Citibank as of 4Q17; (2) Net of Allowance for Loan Losses; (2) Does not include debentures, Funds from Bills and Structured Operations Certificates; (3) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (4) Considers in the 1Q18, perpetual subordinated notes. Itaú Unibanco Holding S.A. page 80

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	1Q18	4Q17	Δ	1Q17	Δ
Demand Deposits	66,430	68,973	-3.7%	61,108	8.7%
Savings Deposits	122,412	119,980	2.0%	107,046	14.4%
Time Deposits	215,743	211,800	1.9%	152,354	41.6%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	45,030	58,837	-23.5%	116,961	-61.5%
Funds from Bills [1] and Structured Operations Certificates	73,821	65,704	12.4%	59,366	24.3%
(1) Funding from Account Holders and Institutional Clients	**523,436**	**525,295**	**-0.4%**	**496,834**	**5.4%**
Onlending	21,893	24,181	-9.5%	28,544	-23.3%
(2) Funding from Clients	**545,329**	**549,476**	**-0.8%**	**525,379**	**3.8%**
Assets Under Administration	1,026,534	969,858	5.8%	863,494	18.9%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	188,827	183,747	2.8%	164,466	14.8%
(3) Total – Clients	**1,760,690**	**1,703,081**	**3.4%**	**1,553,339**	**13.3%**
Interbank deposits	3,361	2,182	54.0%	4,416	-23.9%
Funds from Acceptance and Issuance of Securities	41,416	41,877	-1.1%	36,995	12.0%
Total Funds from Clients + Interbank Deposits	**1,805,467**	**1,747,140**	**3.3%**	**1,594,749**	**13.2%**

In R$ millions, end of period	1Q18	4Q17	Δ	1Q17	Δ
Funding from Clients	545,329	549,476	-0.8%	525,379	3.8%
Funds from Acceptance and Issuance of securities Abroad	41,416	41,877	-1.1%	36,995	12.0%
Borrowings	41,337	39,260	5.3%	44,803	-7.7%
Other [2]	36,592	33,135	10.4%	33,665	8.7%
Total (A)	**664,674**	**663,748**	**0.1%**	**640,842**	**3.7%**
(-) Reserve Required by Brazilian Central Bank	(99,132)	(102,922)	-3.7%	(89,213)	11.1%
(-) Cash (currency) [3]	(25,444)	(18,749)	35.7%	(20,224)	25.8%
Total (B)	**540,097**	**542,077**	**-0.4%**	**531,405**	**1.6%**
Loan Portfolio (C) [4]	**495,484**	**493,595**	**0.4%**	**478,095**	**3.6%**
Loan Portfolio / Gross Funding (C/A)	**74.5%**	**74.4%**	**20 bps**	**74.6%**	**-10 bps**
Loan Portfolio / Net Funding (C/B)	**91.7%**	**91.1%**	**70 bps**	**90.0%**	**180 bps**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 81

Funding

Funding from Clients [1]


In R$ billions
Without CorpBanca
With CorpBanca
1,396
1,479
1,543
1,556
1,595
1,648
1,682
1,747
1,805
872
909
966
971
1,028
1,070
1,116
1,154
1,215
292
336
342
348
329
332
328
336
335
166
163
165
169
168
174
171
189
189
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]


86.5%
89.0%
88.8%
88.9%
90.0%
89.8%
90.8%
91.1%
91.7%
74.4%
76.2%
75.4%
74.3%
74.6%
73.9%
73.9%
74.4%
74.5%
703
654
657
661
641
650
633
664
665
98
94
99
109
109
115
118
122
125
523
498
495
491
478
480
468
494
495
605
560
558
553
531
534
515
542
540
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) [3]
Loan Portfolio [3] / Gross Funding
Loan Portfolio [3] / Funding [4]

% Funding (Maturity Breakdown)


181-365
6.8%
31-180
9.8%
36.0%
Over 365
0-30
47.4%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.
Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.
page 82

Capital Ratios (BIS) | Prudential Conglomerate 1 In R$ millions, end of period 1Q18 4Q17 Consolidated stockholders’ equity (BACEN) 1 31,812 1 40,348 Deductions from Core Capital (21,477) (17,952) Core Capital 110,336 122,396 Additional Capital 7 5 5 7 Tier I 110,410 122,453 Tier II 1 5,868 1 9,799 Referential Equity (Tier I and Tier II) 126,278 142,252 Required Referential Equity 6 5,562 6 9,995 ACPRequired 1 8,053 1 1,351 Total Risk-weighted Exposure (RWA) 760,139 756,708 Credit Risk-weighted Assets (RWACPAD) 6 65,358 660,516 Operational Risk-weighted Assets (RWAOPAD) 70,468 63,277 Market Risk-weighted Assets (RWAMINT) 24,313 32,915 Tier I (Core Capital + Additional Capital) 14.5% 16.2% Tier II 2.1% 2.6% BIS (Referential Equity / Total Risk-weighted Exposure) 16.6% 18.8% (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. Itaú Unibanco Holding S.A. page 83

Capital Ratios

Full application of Basel III rules | March 31, 2018


16.1%
0.6% (1)
15.5%
Tier I Capital Dec-17 with fully loaded Basel III (2)
-0.8%
Impact of the investment in XP (3)
-1.8%
Additional dividends and interest on own capital reserved in stockholders' equity in 2017
13.5%
0.6%
12.9%
Tier I Capital Dec-17 with fully loaded Basel III after investment in XP and additional dividends and interest own capital
0.7%
1Q18 Net Income / Risk-Weighted Assets
14.2%
0.6%
13.6%
Tier I Capital Mar-18 with fully loaded Basel III
0.3%
Additional Tier I Capital issued Mar-18(4)
14.5%
0.9%
13.6%
Tier I Capital Mar-18 with fully loaded Basel III after AT1
Common Equity Tier I (CET I)
Additional Tier I

(1) The impact of 0.6% represents AT1 issued in December 2017 approved by the Central Bank of Brazil in April 18, 2018; (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which was 10.8% in 2017, is at 11.6 nowadays, will be 12.5 in 2019; (3) Based on preliminary information: (4) The impact of 0.3% represents pro forma information of AT1 issued in March 2018, which is pending regulatory approval to be considered as Tier I Capital.

Itaú Unibanco Holding S.A.

page 84

Capital Requirement under the Basel Committee, BACEN and ITUB Target 4.0% 4.0% 8.0% 5.5% 5.5% 11.0% If total capital falls below 11.5%, restrictions will start to be applied to the distribution of dividends and bonus 2.0% 8.0% 11.5% 1.5% T1= 9.5% Minimum Capital Required 15.0% 12.0% 1.5% 1.5% T1= 13.5% 2004 (Basel) 2004 (BACEN) 2019 Deductions 0% 0% 100% 100% ITUB Target Perpetual Bonds (AT1) Stockholders`equity (CET1) Subordinated debt (TII) T1= CET1 + AT1 Basel II Basel III Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% Itaú Unibanco Holding S.A. page 85

Payout Practice

In order to **manage capital efficiently**, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

- Maintain the practice of paying dividends and interest on own capital at **35% of net income**, however we **excluded the maximum limit** previously determined at 45%.

- Set forth, through the Board of Directors, the total amount to be distributed each year considering:
  - the company's capitalization level, according to rules issued by the Brazilian Central Bank;
  - the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital;
  - the profitability in the year;
  - the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
  - changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company's profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

Total Payout[1] simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios:

		ROE[3]				
		15.00%	17.50%	20.00%	22.50%	25.00%
RWA[2] Growth	5.00%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
	10.00%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.00%	35%	35%	35 – 40%	40 – 45%	45 – 50%

* Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos.

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank's Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity.

Itaú Unibanco Holding S.A.

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Distribution of Added Value in the 1Q18 24% 14% 28% 32% 2% TAXES, FEES AND CONTRIBUTIONS R$5.6 billion RENTAL PAYMENTS R$0.4 billion REINVESTMENTS R$4.2 billion EMPLOYEES R$4.9 billion 10% Free Float 1% Non- Controllers 3% Controllers SHAREHOLDERS R$17.4 R$2.4 billion billion approximately 120 thousand direct shareholders approximately 1 million indirect shareholders* in Brazil Note: includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. * Indirect shareholders are individual or institutional investors who have indirectly bought our shares through an investment fund.

Basel III – Brazilian Phase-in Requirements1 2013 2014 2015 2016 2017 2018 ² 2019 ² Common Equity Capital Ratio (Minimum + Additional) 4.50% 4.50% 4.50% 5.13% 6.00% 6.88% to 8.75% 8.00% to 10.50% Tier I Capital Ratio (Minimum + Additional) 5.50% 5.50% 6.00% 6.63% 7.50% 8.38% to 10.25% 9.50% to 12.00% Total Capital Ratio (Minimum + Additional) 11.00% 11.00% 11.00% 10.50% 10.75% 11.00% to 12.88% 11.50% to 14.00% Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) 3 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical 4 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 5 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00% (1) Source: Brazilian Central Bank; (2) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank; (3) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (4) According to Circular Bacen nº 3,769 and Bacen Policy statement 31,752/18 the current ACP countercyclical requirement is zero; (5) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768. Itaú Unibanco Holding S.A. page 88

Ratings

FitchRatings

		International				National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAA-	brA-1

Itaú Unibanco Holding S.A.

page 89

Itaú

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio. Consolidated Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from Insurance Operations 4 From 5.5% to 8.5% From 6.5% to 9.5% Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% Brazil 1 (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at the rate of 40%. Itaú Unibanco Holding S.A. page 90

Basis for 2018 Forecast We kept unchanged the ranges of our 2018 forecast. We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast. Managerial Income Statement - with Citibank Credit Portfolio - with Citibank In R$ billions, end of period 4Q17 Individuals 1 91.5 Credit Card Loans 66.9 Personal Loans 2 6.4 Payroll Loans 4 4.4 Vehicle Loans 1 4.1 Mortgage Loans 3 9.7 Companies 2 26.9 Corporate Loans 165.1 Very Small, Small and Middle Market Loans 6 1.9 Corporate Securities 36.0 Total Brazil with Financial Guarantees Provided and Corporate Securities 4 54.5 Latin America 1 45.6 Argentina 8 .2 Chile 9 6.7 Colombia 2 5.8 Paraguay 6 .3 Panama 0 ..8 Uruguay 7 .8 Total with Financial Guarantees Provided and Corporate Securities 6 00.1 In R$ millions 2017 Managerial Financial Margin 68,510 Financial Margin with Clients 62,223 Financial Margin with the Market 6,287 Cost of Credit (18,002) Provision for Loan Losses (19,105) Impairment (1,094) Discounts Granted (1,106) Recovery of Loans Written Off as Losses 3,303 Net Result from Financial Operations 50,508 Other Operating Income/(Expenses) (14,263) Commissions and Fees 3 3,014 Result from Insurance, Pension Plan and Premium Bonds Operations 6,256 Non-interest Expenses (47,045) Tax Expenses for ISS, PIS, Cofins and Other Taxes (6,489) Income before Tax and Minority Interests 36,245 Income Tax and Social Contribution (11,294) Minority Interests in Subsidiaries (71) Recurring Net Income 24,879 Itaú Unibanco Holding S.A. page 91

5 Information Technology

Digital Transformation Digital Evolution Techies are being added up to the traditional professionals. This evolution has been exponential in the organization: in the last two years only, the presence of techies in Itaú Unibanco has increased 13 times. People Our digital transformation takes place through three pillars: The technology department became fundamental for creating transformation solutions. Therefore, it is possible to capture the exponential evolution of technologies, increase the frequency of innovations and disruptions and promote shorter delivery cycles. Technology A new philosophy of bank concept. We have adopted a customer-centric strategy. In this context, information from the interaction of clients with the bank are important inputs for creating products and services to meet their actual needs. Customer Centricity Technology represents the backbone of our evolution. The development of more than 1500 APIs (application programming interface), which allow for the creation of an application with 96% reuse; taking part in 100% of the blockchain applications being developed in Brazil to improve the financial market; and the consolidation of a private cloud that already runs dozen applications (internal systems) of the bank are some of the results of this digital transformation. Itaú Unibanco Holding S.A. page 93

Digital Transformation | Evolution of Digital Branches 338 432 527 2015 2016 2017 800 1,300 1,500 2015 2016 2017 51 63 81 2015 2016 2017 43 72 79 2015 2016 2017 Personnalité Branches Uniclass Branches 7:00am-12:00pm 8:00am-10:00pm Uniclass Clients (in thousands) Personnalité Clients (in thousands) #individuals #companies 100% managers with: smartphone tablet conference call Over 300 thousand companies served Itaú Unibanco Holding S.A. page 94

Itaú Unibanco in Capital 6 Markets

Non-voting Shares (ITUB4) Appreciation Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to March 31, 2018 Annual Average Appreciation 527 355 229 257 2008 2009 2010 2011 2012 2013 2014 2015 2016 20171T18 Annual Average Appreciation (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI Oct-08 Itaú Unibanco (1) Itaú Unibanco (2) Ibovespa (3) CDI (4) Since Itaú and Unibanco merger 19.9% 14.8% 9.5% 10.8% 5 years 21.6% 15.9% 8.7% 11.2% 12 months 44.0% 35.4% 31.4% 8.4% 2017 1Q18 Itaú Unibanco Holding S.A. page 96

7 Sustainability

Sustainability Timeline Sustainability Committee (officers level) 2007 2010 2013 2014 2016 Central Bank Regulation Sustainability at the board of directors’ Strategy Committee Sustainable performance in corporate vision 2000 First cell for analysis of environmental and social risks Sustainability Governance (executive level) 2005 2017 Revision of the sustainability strategy Superior Ethics and Sustainability Committee Creation of operating committees 2008 Itaú Unibanco Merger Itaú Unibanco Holding S.A. page 98

Sustainable Performance Is to be the leading bank in sustainable performance and customer satisfaction Our Vision means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business Sustainable Performance Society Shareholders Generating shared value Clients Customer Satisfaction Employees Pride of belonging

Corporate Sustainability Governance Officers level Board level Operating level Executive level Integration of challenges and trends into businesses Definition and monitoring of the sustainability strategy Decision on and prioritization of projects Management of projects by specific topics Working Groups Members: Executives of areas involved in sustainability projects Sustainability Committee Members: Officers of areas involved in the sustainability agenda Superior Ethics and Sustainability Committee Members of the Executive Committee Strategy Committee Members of the Board of Directors Board of Directors Members of the Board of Directors Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk. Environmental and Social Risk Committee Periodicity: semi-annual Periodicity: bimonthly Periodicity: annual Internal Management Ecoefficiency Reporting Responsible Investment Financial Education Diversity integrity and ethics Foundations and Institute Itaú Unibanco Holding S.A. page 100

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with Money. FINANCIAL EDUCATION Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society SOCIAL-ENVIRONMENTAL RISKS AND OPPORTUNITIES Build long-term relations based on trust to improve our business and generate shared value DIALOG AND TRANSPARENCY In 2017, we understood that our current positioning has matured and started a process to review the sustainability strategy. The strategy review process is divided into three main steps: 1. Topic Evolution, comprising the timely analysis of the corporate sustainability concept in the world; 2. Internal Diagnosis; This new strategy is scheduled to be 3. Strategy Build-Up, with a new positioning and strategic model. completed and disclosed in 2018. Strategy review Itaú Unibanco Holding S.A. page 101

Dialogue and Transparency | Engagement Diversity Climate Change Sustainable Development Reporting and Transparency Integrity and Ethics Responsible Bank Organizations and commitments that are sources of knowledge and trends Itaú Unibanco Holding S.A. page 102

Transparency with the Market | Reporting • Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, manufactured and natural. Form 20-F SEC Sustainability Report + GRI MTN Program Medium-Term Note Consolidated Annual Report Leader in Transparency since 2014 Only Latin American bank to be part of the index since its creation (1999). Part of the index since its creation in 2005. Part of the index since 2015. Integrated Report Part of the Index portfolio since its second edition in 2016 • First Brazilian financial institution to publish it voluntarily. Part of the ICO2 portfolio since its inception in 2010 Recognitions Itaú Unibanco Holding S.A. page 103

The Sustainable Development Goals (SDGs) In 2015, the United Nations (UN) and world leaders formally adopted a new sustainable development agenda, the Sustainable Development Goals (SDGs). The private sector has an essential role in this challenge. We are committed to the SDGs and since 2015 we take part in the board of the Brazilian Global Compact Committee (Comitê Brasileiro do Pacto Global – CBPG). In 2017, we were elected to be the president of CBPG. We are also involved in the development and coordination of the SDGs thematic group in the UN Global Compact (GT ODS), launched in 2015, mobilizing companies and participating in discussions to promote the agenda Study Participation in and sponsorship of the “Integration of the SDGs in the corporate strategy – a contribution of the Brazilian Global Compact Committee (CBPG) for the 2030 agenda” study. Training Facilitators for workshops on company training, held in partnership with GT ODS of the Global Compact with editions in Curitiba, Belo Horizonte and São Paulo, to train and engage companies to implement SDGs in conformity with the SDG Compass Guide. Internal engagement Connection with the strategy In 2017, we started a series of workshops for managers and employees in order to promote immersion into the agenda, engagement, identification of the connection with business and definition of action priorities. Aimed at reaching the SDGs and their targets through challenges connected to our business, we submitted the topic to the bank's governance, through the Board of Directors, Executive Committee and Sustainability Committee. Itaú Unibanco Holding S.A. page 104

Employees | Profile

99,332 Employees[1]

60% women | 40% men

51.4% of **management positions** are held by **women**

22% of employees are **blacks**

2.75% are **apprentices**

4.7% of employees are **disabled persons**

(1) Employees who were active in December 2017, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

	2015	2016	2017
Overall Satisfaction Rate	82%	85%	86%

This climate survey is based on an international methodology survey developed by *Great Place to Work*. The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnant and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

88,7% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 105

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 2,094 people recruited in 2017 (Retention rate: 48%).

Trainees: 139 trainees recruited in 2017 (Retention rate: 97%).

Turnover

General Turnover		
2015	2016	2017
10.6%	10.4%	9.1%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



128
131
232
2015
2016
2017

Career management

Internal recruiting program that allows career changing. In 2017, 2,353 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2017, it amounted to approximately R$ 15 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 106

Integration of ESG into businesses 1 Governance 2 Processes 3 Compliance Sustainability and environmental and social responsibility policy Environmental and social risk policy Committees Analysis methodologies Based on the principles of relevance and proportionality Engagement of institutions that are relevant for building knowledge Engagement Studies Development of studies in conjunction with institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts Role of the compliance area Measure the quality of the process and exposure to risk, all areas are monitored for adherence to policies, and the results are reported to the committees Regulatory bodies External assessments by regulatory bodies Policies Sustainability committee Environmental and social risk committee Operational committees (Internal Management, Investment, Reporting, and Financial Education) Itaú Unibanco Holding S.A. page 107

ESG Integration on Business Credit Analysis Responsable Investments The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider: List of prohibited activities We do not carry out new loan operations with companies involved in: • Labor in conditions similar to slave labor; • Child labor in violation of legislation; • Encouragement of prostitution List of restricted activities We have specific guidelines for making an environmental and social risk analysis in the following segments: • Firearms and ammunition; • Activities of extraction and production of wood, firewood and charcoal from native forests; • Fishing activities; • Extraction and industrialization of asbestos; • Cold storage plants and cattle slaughterhouses Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk) Project financing: We follow the criteria determined in accordance with the type of operation/project. Guarantees and Covenants Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management Valuation using the ESG integration methodology: • 100% of the Ibovespa and ISE listed companies • 72% of IPSA listed companies (Chile) • 25% of Merval listed companies (Argentina) • 85% of the corporate fixed income Itaú Unibanco Holding S.A. page 108

Our operations | Buildings, Branches and Data center Committee reviews eco-efficiency projects and studies, and tracks environmental targets GOVERNANCE AND TARGETS Develop inventory, reduce and offset greenhouse gas emissions EMISSIONS MANAGEMENT In administrative buildings, using solar panels and Distributed Generation RENEWABLE ENERGY PILOTS Main Targets Itaú Unibanco Holding S.A. page 109

Initiatives| Itaú Women Entrepreneurs e Financial Education

Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

Objective of the program

Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs

Number of participants in the program

2015	2016	2017
3,393	5,994	8,056

Solutions

Online Platform
- Contents related to enterprise management and leadership
- Management tools
- Motivational videos.

In-person Actions
- Networking events
- Business rounds
- Workshops

80 actions performed through to 2017

Financial Education

Program for client companies

Videos and talks free of charge to employees*
Impacted more than 24,000 clients
+ 500 corporate clientes
+ 533 lectures were given throughout Brazil.

Prevent Acion

Focus on credit customers
Identification of those with potential for indebtedness and approach through financial guidance

Financial education websites

Contents available on four Itaú websites
+ **3 million** hits since 2014

Uso Consciente do Dinheiro (Conscious Use of Money)

Impacted **more than 6,300 people** from NGOs and schools,
involving around 1,100 active volunteers since 2015.

Finance Advisory:
+ over 2.900 employees attended*

Online Courses:
+ over 33k trained employees*

Presencial Courses:
+ over 1.800 participated voluntarily*

(*) From 2014 until 2017

Itaú Unibanco Holding S.A.

page 110

Itaú

Ethics and Information Security pg. 111 Code of ethics Established to guide, prevent and resolve ethical dilemmas and conflicts of interests related to our activities and internal relations and foresees our commitment to the themes in the ILO´s fundamental conventions and other international agreements, such as: • Elimination of child labor • Combat to all forms of discrimination • Appreciation of diversity • Prevention of sexual harassment in the workplace • Respect of the rights to free union association and collective bargaining agreement. Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders. To establish guidelines additional to the Itaú Unibanco’s Code of Ethics related to the following: • Ethics Corporate Program • Additional Guidelines – Conflicts of Interests • Communication of Departures from the Code of Ethics • Protection to Persons Using the Whistleblowing Channels. Ethics Corporate Policy 2015 2016 2017 Employees who have acknowledged and accepted the terms of the Code of Ethics (%) Target 2018 92% 98% 93% 95% In 2017, Itaú Unibanco was selected to be included in the 2016 Pro-Ethics Company list (Empresa Pró-Ética 2017), promoted by the Brazilian Ministry of Transparency, Supervision and Controls. Information Security Corporate Policy To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public. Role of the Information Security area • Monitor and handle any type of attack and security incidents • Management of accesses to systems • We work together with the business areas and technology to keep up with the trends of the digital world market Training on Information Security for employees In-class and/or online training on information confidentiality, integrity and availability. Information Security Initiatives Cyber Security We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption NBR ISO/IEC 27001 Certification A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources. Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions.